

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 29, 2021

Brian Elworthy
General Counsel
Toast, Inc.
401 Park Drive, Suite 801
Boston, MA 02215

> **Re: Toast, Inc.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted June 14, 2021**
> **CIK No. 0001650164**

Dear Mr. Elworthy:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 2, 2021 letter.

Draft Registration Statement on Form S-1

Prospectus Summary, page 2

1. We note your response to prior comment 1. Please revise to disclose that your statements that you are "a leading platform serving the restaurant industry" are based on industry survey reports, such as the G2 grid report.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Net Retention Rate, page 87

2.   We note your response to prior comment 9 that you did not identify any material changes or underlying trends relating to your annual net retention rate since 2015. Please also address whether you experienced any significant fluctuations in the monthly net retention rates which you also appear to measure. Please tell us the specific annual net retention rates since 2015 and, to the extent material, the monthly net retention rates for the periods presented.

Business, page 119

3.   We note your response to prior comment 11. Please revise to clarify that customers pay a monthly software service fee to access the company's partner network and that these fees are included in the subscription services revenue. Also clarify that the revenue sharing agreements with your partners have historically comprised less than 1.0% of the company's annual revenue.

    You may contact Amanda Kim, Senior Staff Accountant, at (202) 551-3241 or Craig Wilson, Senior Advisor, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Technology

cc: Gregg Katz